INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

September 30, 2020

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”) on behalf of 361 Global Managed Futures Strategy Fund

Ladies and Gentlemen:

This letter summarizes the additional comments provided to me by Mr. David Orlic of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on September 29, 2020, on the Registrant’s registration statement on Form N-1A (the “Registration Statement”) with respect to the 361 Global Managed Futures Strategy Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Form N-1A registration statement (the “Amendment”) which will be filed separately.

PROSPECTUS

Summary Prospectus

1.	With respect to “Global” in the Fund’s name, please add a statement that the Fund will invest at least 40% of its net assets in the securities of issuers located outside of the United States or explain how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.

Response: As stated in the Fund’s principal investment strategies, the Fund will invest, directly or indirectly through its wholly-owned subsidiary, “in long and short futures contracts and futures-related instruments such as forwards and options in broadly diversified global markets (i.e. U.S. and non-U.S., including emerging markets) across a wide range of asset classes, including equity indices, fixed income, currencies and commodities.” In particular, the Fund’s investments in futures contracts include foreign currencies, non-U.S. sovereign debt, and foreign equity indices. The Advisor and Trading Advisor consider futures contracts on foreign currencies, non-U.S. sovereign debt, and foreign equity indices to be tied to the economic fortunes and risks of various countries throughout the world. As of April 30, 2020, the Fund held futures contracts represented by the Hang Seng Index, Korea Composite Indicative Index, Nikkei 225 Index and Taiwan Stock Exchange Capitalization Weighted Stock Index. In addition, the Fund’s investments are intended to gain exposure to investments that are economically tied to several geographic regions and countries. In that connection, the current disclosure in the Fund’s prospectus states that “[t]he Fund further expects that, under normal circumstances, the Fund’s exposure to non-U.S. markets will be in at least three different countries other than the United States.” The Registrant believes that, taken together, such disclosure sufficiently explains how the Fund intends to invest its assets in investments that are tied economically to a number of countries throughout the world. The Registrant also believes this is consistent with the Memorandum from the Investment Company Institute to SEC Rules Members, No. 47-12 et al. (June 4, 2012), which notes that the Staff does not believe it is compulsory for a fund with the word “global” in its name to have a policy to invest at least 40% of its assets in non-U.S. issuers; rather, SEC reviewers “have been instructed to request that funds ‘expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.’”

Statement of Additional Information (“SAI”)

2.	As noted previously, it appears there were changes to several investment restrictions and those changes should have been approved by shareholders of the Fund. Please revert the language to its original form.

Response: The Fund’s Investment Restrictions were inadvertently changed when the Fund was incorporated into an SAI with other existing series of the Registrant. The Registrant has reverted the language of the restriction #3 as follows:

Invest 25% or more of its total assets, calculated at the time of purchase and taken at market value, in any one industry (other than securities issued by the U.S. Government, its agencies or instrumentalities).

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The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777.

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary

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